Exhibit 99.1

Telesat Canada Announces Preliminary Revenue and Adjusted EBITDA1 for the Quarter Ending March 31, 2018

OTTAWA, CANADA, April 16, 2018 – Telesat Canada (“Telesat”) today announced its preliminary estimates of revenue and Adjusted EBITDA1 for the three-month period ended March 31, 2018. All amounts are in Canadian dollars and reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

Telesat’s preliminary estimates are being released in connection with a potential amendment of Telesat’s US$2.43 Billion Term Loan B facility to reprice the loan and make certain other amendments.

Telesat has not yet finalized the accounting of its results for the three-month period ended March 31, 2018. See “Cautionary Statements Relating to Preliminary Estimates” for additional information relating to the preliminary results discussed in this release. Telesat intends to file full interim unaudited consolidated financial statements for the period prepared in accordance with IFRS on or about May 3, 2018.

To facilitate comparison with Telesat’s results for the quarter ended March 31, 2017, the following preliminary results are presented assuming the same foreign exchange rates prevailing as applicable to the prior year period. For the quarter ending March 31, 2018, the average exchange rate was US$ 1 = $1.2572; for the quarter ending March 31, 2017, the average exchange rate was US$ 1 = $1.3257. The preliminary results also exclude the positive impact on Revenue and EBITDA that Telesat currently anticipates will result from the adoption of IFRS 15 in the first quarter of 2018. Prior years’ comparative results will not be restated.

For the quarter ending March 31, 2018, Telesat expects that it will report comparative revenues of $233 million to $236 million compared to reported revenue of $235 million for the quarter ending March 31, 2017. For the quarter ending March 31, 2018, Telesat expects comparative Adjusted EBITDA1 of approximately $190 to $192 million compared to reported Adjusted EBITDA1 of $192 million for the quarter ending March 31, 2017.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Cautionary Statements Relating to Preliminary Estimates

These figures reflect Telesat’s preliminary estimate of its revenue and Adjusted EBITDA1 for the three-month period ended March 31, 2018. The comparative estimates to March 31, 2017 are not prepared on the basis of IFRS. They are made only as of the date of this news release, are not final results and are subject to change. Telesat has not completed its normal quarterly review procedures for the three month period ended March 31, 2018. In addition, Telesat’s independent public accounting firm, has not completed its procedures with respect to the financial information for the three-month period ended March 31, 2018, nor have they expressed any opinion or other form of assurance with respect to the estimates presented above or their achievability. There can be no assurance that the final results for this period will not differ from these estimates. Any such differences could be material. These estimates should not be viewed as a substitute for full interim financial statements prepared in accordance with IFRS. Full interim unaudited financial statements for this period will be filed on or about May 3, 2018.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “will”, “intends”, “expects”, “would”, “preliminary”, “estimates” or other variations of these words or other similar expressions, as well as information concerning the proposed repricing and amendment, are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. In particular, there can be no assurance that any potential debt refinancing will be completed. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 which can be obtained on the SEC website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, Telesat’s state-of-the-art fleet consists of 15 GEO satellites, the Canadian payload on ViaSat-1 and one Phase 1 LEO satellite which is the start of Telesat’s planned global LEO satellite constellation that will offer low latency, high-throughput broadband services. Two additional GEO satellites are under construction with launches planned for mid-2018. Telesat is also a leading technical consultant providing high-value expertise and support to satellite operators, insurers and other industry participants on a global basis. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

End Notes

1        The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) as a measure of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.